Mail Stop 6010





       March 23, 2006



Ms. Susan E. Knight, Chief Financial Officer and Vice President
MTS Systems Corporation
14000 Technology Drive
Eden Prairie, MN 55344


	RE:	MTS Systems Corporation
		Form 10-K for the fiscal year ended October 1, 2005
		Filed January 24, 2006
		File No. 0-02382


Dear Ms. Knight:

	We have reviewed your response dated February 16, 2006 and have the following comments. We have limited our review to matters related to the issues raised in our comments and we will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the period ending October 1, 2005

Cash Flow Statement, page F-7

1. Please refer to prior comment 2. We note in future filings you will report cash flows from discontinued operations separately on the face of the cash flow statement. While we do not believe your previous presentation complied with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:
* If you expect to request effectiveness of a registration statement or mail a transactional proxy statement prior to filing your next periodic report, you include the changed presentation as well as the annual cash flow information requested below in that registration/proxy statement prior to effectiveness.
* You label either the column heading or the marginal heading as "revised" or "restated." Characterizing the modification as "reclassified" will not suffice.
* You make specific and prominent footnote disclosure to the effect that the company has separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.
* Since your next periodic report is a Form 10-Q, you quantify and present separate totals of operating, investing and financing cash flows from discontinued operations for the most recently completed three fiscal years.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.


								Sincerely,



								Angela J. Crane
								Accounting Branch Chief

Susan E. Knight
MTS Systems Corporation
March 23, 2006
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